OUR MAYBERRY FACT SHEET 2020

Our Mayberry™

Established: **2018**

Employees: **10**

Technology

- Multi-Platform
- Progressive Web Application

Industry

- e-Commerce Communities
- Digital Cause Marketing
- Digital Mobile Payment Systems

Milestones

Launched

April 2020

Team Expansion

2019

Revenue Status

Currently generating revenue, business transactions and charitable contributions as launch date, April 2020.

Key Partners

Pro-Pay

Global Payments Company

About

Our Mayberry is an online platform where causes and businesses get together to create a unique marketplace. Where supporters can shop online or in-store to generate a sustainable source of funding for the causes they are passionate about, and where businesses can grow their business, gain community recognition and develop greater customer loyalty by supporting the causes that are important to their community.

High Performance Technology



Rich Interactive Campaign Marketing Page & Personalized Marketplace
Powerful Easy-To-Use Management Tools
Great User Tools & Experience

Mission & Vision

The economically inclusive e-commerce community empowered by Our Mayberry serves all types of belief-driven buyers, businesses, and causes wherever located, allowing each cause and its supporters to invite their favorite businesses to join together in creating their own local marketplaces to fund solutions for their local communities.

Products & Services

Payberry

The Payberry digital wallet gives customers quick access to all their Our Mayberry purchases and payment options.

- Redeem purchases with a click.
- Use contactless payments to buy in-store.
- Pay invoices.
- Schedule curbside pickups with participating businesses.

Talk Our Mayberry™

Doing Good Means Business

Talk Our Mayberry is dedicated to sharing the real stories behind true local heroes. Those who strive to make a difference in the lives of those who need it most including the Our Heroes podcast, blogs and more.



Key Metrics

84% of customers believe it's important companies support charitable causes

65% of customers think companies have a responsibility to their local community

50% of customers will change where they do business to support companies prioritizing these values

Mintel Press - 2017

Nonprofit Partners

Problem/Opportunity



Nearly 2 in 3 Now Belief-Driven Buyers
Do you choose, switch, avoid or boycott a brand based on its stand on societal issues? (Percent in each segment)
2017
2018
49
25
26
36
34
30
+13
SPECTATORS
JOINERS
LEADERS
64%
BELIEF-DRIVEN BUYERS

Nearly 2/3 of customers are more inclined to purchase an item or service online or in person if they know a portion of price was destined to a cause or charity they support.

Our Mayberry meets this growing demand with the world's first Cause Based eCommerce platform that connects consumers with (1) causes and (2) businesses that align with their values and facilitates adding a charitable layer to any transaction, allowing anyone to sell existing products or services with a contribution attached, adding meaningful value to the purchase for the consumer.



Belief-Driven Mindset
Now Spans Generations
Percent who are belief-driven buyers, and year-to-year change
Majority at All Ages
60
69
53
67
38
56
+9
+14
+18
More older consumers now buying on belief
18-34
35-54
55+

The result is an organized, powerful army of consumers motivated to purchase from participating businesses. Causes transform disaggregated, limited, and inefficient fundraising methods into a consistent and sustainable flow of funds. Businesses trade lead generation for instant and scalable access to new, passionate, belief-driven buyers.



Belief-Driven Mindset
Now Spans Income Levels
Percent who are belief-driven buyers, and year-to-year change
Majority at All Incomes
51
62
46
62
58
69
+11
+16
+11
More lower- and middle-income consumers now buying on belief
Low
Middle
High

Position in the Market

Premium — Budget

Global — Local

Standard — Custom

What's in it for businesses?

1. **Motivated Consumers**
   Supporters of campaigns ready to spend money with businesses that contribute.
2. **Customer Loyalty**
   Businesses are recognized for their contributions to the community.
3. **Cost Savings**
   Lower customer acquisition cost and transaction fees.
4. **Direct Communication**
   Promote offers and engage mobs with a click.
5. **Complete Control**
   Sell online and in-store where businesses have complete control over offers.
6. **Super Easy**
   Our Mayberry's platform is super easy to use and works on desktop and mobile.

Leadership

Chairman, CEO, President & Founder
Shawn Tacey



CTO & Co-Founder
Chris Nakea



Director of Cause Relations & Co-Founder
Jack Kindred



COO
Lee Brillhart



Advisory Board

Marcus Trufant, Former Pro Bowl NFL Player, Entrepreneur & Philanthropist
Tina Schaff, Founder & CEO of The Schaaf Group
Paul Woodhull, Founder & CEO of District Productive
Sharon Purcell, Former GE Leadership Executive
Brian Baldridge, Principal, Xbox Community/Microsoft
Dan Kristiansen, Former Washington State Representative & GOP Minority Leader
William R. Moore III, Managing Member, Round Lake LLC